May 16, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig D. Wilson, Sr. Asst. Chief Accountant
David Edgar, Staff Accountant

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2014
Filed March 5, 2014
File No. 001-32224

Gentlemen:

On behalf of our client salesforce.com, inc. (the “Company”), and as a follow up to my voicemail exchange with Mr. Edgar on May 15, 2014, the Company respectfully advises that it intends to respond by May 30, 2014 to the comments from the staff of the Securities and Exchange Commission received by letter dated May 13, 2014.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

cc:	Graham Smith
Chief Financial Officer
Burke F. Norton
Chief Legal Officer
Amy Weaver
General Counsel
salesforce.com, inc.